 QuickLinks -- Click here to rapidly navigate through this document

Exhibit 10.21

Separation and General Release Agreement

    1.  Agreement.  This Separation and General Release Agreement ("Agreement") is entered into by and between Iomega Corporation, a Delaware corporation with its principal headquarters in Roy, Utah, on behalf of itself and each of its subsidiaries ("Iomega" or the "Company"), and Anton J. Radman ("Employee" or "Mr. Radman" as appropriate) for the purpose of amicably concluding their employment relationship. By entering into this agreement neither party admits any deficiency, wrongdoing or liability, expressly or by implication. Furthermore, it is agreed that Employee is not being discharged for cause and that the separation and consulting relationship are by mutual agreement.

    2.  Separation Pay and Consulting Arrangement.  Employee and Iomega hereby agree as follows:

      (a) Employee's last regular working day in his present position shall be January 7, 2000. Employee shall be deemed a full-time employee until March 31, 2000. The effective date of Employee's termination in employment with Iomega shall be March 31, 2000 (the "Termination Date"). From January 8, 2000 through March 31, 2000, Employee shall receive the sum of $48,461.52 (based on his current annual salary) less applicable withholding to be paid bi-weekly. Additionally, Employee will receive the sum of $87,629.57 on January 28, 2000, for any accrued but unpaid vacation balances including those which will accrue during the period from January 8, 2000 to March 31, 2000, and for the Sick Reserve balance accumulated by Employee as of December 24, 1999. Current benefits will continue for Employee during this period, which benefits include: Dental coverage; Medical coverage; Life and AD&D insurance on Employee, Employee's spouse and dependents; Long term disability coverage; PTO accrual; Dependent care flexible spending account; 401K savings; Medical flexible spending account; Deferred compensation; and tax preparation and planning fees.

      (b) From January 8, 2000 through October 31, 2003, Employee shall be available to provide certain consulting and advisory services to Iomega, at Iomega's request, as set forth under the "Consulting Services Agreement" incorporated herein as Exhibit A. From April 1, 2000 through March 31, 2003, Iomega shall compensate Mr. Radman on a bi-weekly basis at an annual rate of $75,000 for consulting services up to the equivalent of thirty (30) days per year. Additionally, Iomega will offer to use Mr. Radman's services, at his option, for at least ten (10) additional days per year at a minimum compensation rate of fifteen hundred dollars ($1,500) per day. In addition, Iomega shall reimburse Mr. Radman for all reasonable and necessary business expenses incurred as the result of Iomega's request for his services. Mr. Radman's consulting services will be performed at the direction of a designated member of the Executive Staff. From April 1, 2003 through October 31, 2003, Iomega may request the use of Mr. Radman's services and Mr. Radman will make reasonable efforts to accommodate those requests, provided however, that neither party herein commits to any number of hours of service by Mr. Radman or for guaranteed compensation during this period.

      (c) Mr. Radman's vested options, and all options which vest hereafter, will continue to be exercisable for the applicable exercise period of the vested options (usually the earlier of 10 years from the date of grant or 3 months from the end of his status as an employee or consultant). Mr. Radman's unvested options shall continue to vest as set forth in the Stock Option Agreements between Mr. Radman and the Company through June 30, 2000. After June 30, 2000, one-half of Mr. Radman's unvested options shall continue to vest until the termination of his Consulting Services Agreement. Mr. Radman shall have the option to terminate the Consulting Services portion of this Agreement with 60 days written notice. Iomega's obligations to compensate Mr. Radman under this Agreement shall terminate upon such termination of the Consulting Services Agreement by Mr. Radman.

      (d) No unearned bonuses or other incentive compensation will be due Employee, provided however, that Employee will be paid $30,000, less applicable withholding, on January 28, 2000, if Iomega's net operating profit for Quarter 4 1999 is at least $50 million, or if the Iomega executive staff team receives bonuses for the Quarter 4 1999 corporate performance. All unreimbursed travel and business expenses to which Employee is entitled to reimbursement as of the Termination Date will be promptly paid to Employee after submission of expense reports in accordance with standard Iomega policy. All amounts paid to Employee hereunder will be net of all required and authorized payroll deductions.

      (e) Employee will keep for his use the personal computing and office equipment he now uses including an NEC Notebook PC, an Apple Laser printer, an HP ink jet printer, personal fax machine, and various Iomega storage products. Following termination of the Consulting Services Agreement, ownership and title to this equipment will transfer to Mr. Radman. The net book value of this equipment on the date of transfer will be considered as compensation to Employee, and Employee will be responsible for associated income taxes.

      (f)  During the period from January 8, 2000 to March 31, 2000, Employee will be allowed the use of his company cellular phone services and equipment, after which time, employee may keep the equipment and convert these services to his personal use.

      (g) On or before the Termination Date (March 31, 2000), Iomega will pay to Mr. Radman a lump sum amount equal to 18 months of coverage under the COBRA conversion provisions of his health insurance.

      (h) Employee acknowledges and agrees that under the terms of any outstanding stock option agreement(s) between employee and Iomega, the vesting of any options to purchase company stock granted to employee will cease as of October 31, 2003, or sooner, if the Consulting Services portion of this Agreement terminates, and employee has a period of three months following October 31, 2003 or termination of the Consulting Services, whichever is sooner, within which to exercise any vested options. Any vested options not exercised within said three-month period shall expire and thereafter not be exercisable.

      (i)  Employee has been offered outplacement services by Iomega, and Mr. Radman, at his option, may participate in the outplacement services offered by Iomega for a period of one year following the Termination Date.

      (j)  All sums paid as part of the Separation Pay are taxable compensation to the Employee and subject to withholding requirements.

      (k) Employee understands and acknowledges that after the termination of the Consulting Services Agreement, Employee will not be entitled to receive from Iomega any other severance or allowance or any other compensation or payment, except as described in this Agreement.

    3.  Benefit Participation.  Except as may be expressly provided in Section 2 above, Employee will be entitled to participate through the Termination Date in all employee benefit programs and policies generally available to Iomega employees and in which Employee is eligible to participate, including stock option vesting, health insurance, non-qualified compensation plan, and Iomega's 401(k) plan (if applicable), as allowed by law. Employee may elect optional health insurance continuation under COBRA following the Termination Date. Procedures for electing to continue such benefits will be provided to Employee separate from this Agreement by the Human Resources Department.

    4.  Mutual Release of All Claims.  Mr. Radman and Iomega acknowledge that the consideration and benefits described in this Agreement exceed any amount due to either Mr. Radman or Iomega. In consideration for entering into this Agreement and for the payments and other promises by Iomega and Employee stated herein, each party for himself or itself and on behalf of their heirs, agents, successors, assigns and all affiliated persons, both past and present, knowingly waive all claims, known and unknown, against each other and hereby releases, waives, acquits and forever discharges each other and their officers, directors, shareholders, agents, employees, representatives, and all parent, subsidiary and affiliated companies, together with their employees, officers, directors, shareholders, and agents, from any and all liabilities, claims, actions, causes of action, injuries, wages and compensation and/or damages of any kind and character, including, without limitation, all claims for wages, salary, bonuses, commissions, vacation pay, Separation Pay, reimbursement for expenses, attorneys' fees and costs (except for workers' compensation insurance benefits as provided herein), and from all claims based upon matters relating in any way to Employee's employment, conditions of employment and/or termination of employment with Iomega, whether known or unknown, suspected or unsuspected, up to and including the date on which Employee and Iomega sign this Agreement. This waiver and release includes but is not limited to a release of all wrongful termination claims, all claims under state and federal discrimination laws, including, but not limited to, the Age Discrimination in Employment Act, Title VII of the Civil Rights Act, Americans with Disabilities Act, California Fair Employment and Housing Act and any other federal or state discrimination laws. Notwithstanding the foregoing, nothing in this Agreement shall be construed as a waiver or release of rights to enforce the provisions of this Agreement by either Mr. Radman or Iomega.

    BY SIGNING THIS AGREEMENT, EMPLOYEE AND IOMEGA HAVE KNOWINGLY WAIVED ANY RIGHT TO BRING A LAWSUIT AGAINST EACH OTHER BASED ON ANY ACTIONS, KNOWN OR UNKNOWN, TAKEN UP TO THE DATE AND TIME OF SIGNING THIS AGREEMENT, AND WILL HAVE RELEASED EACH OTHER FROM ANY AND ALL CLAIMS OF ANY NATURE RELATING TO EMPLOYEE'S EMPLOYMENT, ARISING UP TO THE DATE AND TIME OF SIGNING THIS AGREEMENT.

    The parties acknowledge that this is a full and final release, and that Employee and Iomega intend and expressly agree that it shall be effective as a bar to each and every claim, demand and cause of action the Employee has against Iomega and Iomega has against Employee, as of the date of this Agreement. In addition, if Employee is employed in California, Employee also expressly waives any and all rights and benefits conferred upon employees now or in the future under the terms of California Civil Code section 1542, which provides as follows:

  "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

    5.  No Admission of Fault.  It is expressly understood and agreed by Employee and Iomega that the payments and considerations made by each party are in full accord and satisfaction and in compromise of disputed claims, and are not admissions of any liability, which admissions are expressly denied, and that there is no understanding or agreement between the parties to the Agreement for any future consideration or payment whatsoever, except as provided by this Agreement.

    6.  No Filing or Maintaining Suits or Claims.  Employee and Iomega have not filed any claim or suit against the other, in any state or federal court or with any governmental agency or tribunal. At no time after the execution of this Agreement will Employee or Iomega file or maintain, or cause or knowingly permit the filing or maintenance in any state or federal court, or before any local, state or federal administrative agency, or any tribunal, any charge, claim or action of any kind, nature or character against the other arising out of the matters released in Section 4 above, except for an action to enforce the provisions of this Agreement. Nothing in this Section 6 will preclude Employee or Iomega from testifying truthfully in any legal proceeding pursuant to subpoena or other legal process.

    7.  Return of Documents.  Except as may be necessary in the performance of his services as required under this Agreement, Employee has returned to Iomega all documents, records and materials, relating to Iomega's business, whether stored electronically or in written or printed form, or otherwise, including but not limited to records, notes, memoranda, computer storage media, drawings, reports, files, software materials, notebooks, rolodex files, telephone lists, computer or data processing disks and tapes, marketing plans, financial plans and studies, customer lists, names of business contacts, policies and procedures, and any materials prepared, compiled or acquired by Employee relating to any aspect of Iomega or its business, products, plans or proposals and all copies thereof, in Employee's or related party's possession, custody or control, whether prepared by Employee or others. Related parties shall include each person or entity associated with or related to Employee at the time of the termination of Employee's employment with Iomega.

    8.  Non-Disclosure.  Employee acknowledges his obligations, both during and after the term of Employee's employment with Iomega, under a non-disclosure agreement previously entered into between Employee and Iomega. Any breach of Employee's non-disclosure obligations to Iomega shall, in addition to all other remedies available to Iomega, result in the immediate release of Iomega from any obligations it would otherwise have to provide further payments or benefits under this Agreement. Employee expressly acknowledges that Iomega is prepared to vigorously enforce these promises, and that violation of this provision could result in the assessment of damages and other legal remedies against Employee and any of Employee's subsequent employers. Any breach by Employee of this provision shall result in the immediate release of Iomega from any obligations it may have to provide further payments, option vesting or benefits under this Agreement, or any agreement referenced herein, except as may be required by applicable law.

    9.  Employment Inventions.  Employee acknowledges that certain innovations, products and processes invented or discovered by Employee during Employee's employment with Iomega are the property of Iomega and have been assigned to Iomega under an agreement previously entered into between Employee and Iomega, provided however, that Iomega agrees that those inventions of Employee invented or discovered during the Consulting Services Agreement will be assigned to Iomega only if they apply to Iomega's then current business and to the projects to which Mr. Radman is assigned. Any breach of Employee's obligations to Iomega with respect to the assignment of inventions shall, in addition to all other remedies available to Iomega, result in the immediate release of Iomega from any obligations it would otherwise have to provide further payments or benefits under this Agreement.

    10.  Non-Solicitation of Employees.  Employee agrees that during Employee's employment with Iomega and for one year following Employee's voluntary or involuntary termination of employment with Iomega, Employee shall not, directly or indirectly, in any capacity (including but not limited to, as an individual, a sole proprietor, a member of a partnership, a stockholder, investor, officer, or director of a corporation, an employee, agent, associate, or consultant of any person, firm or corporation or other entity) hire any person from, attempt to hire any person from, or solicit, induce, persuade, or otherwise cause any person to leave his or her employment with Iomega, which employment will not include consulting arrangements. Any breach of Employee's obligations under this paragraph shall, in addition to all other remedies available to Iomega, result in the immediate release of Iomega from any obligations it would otherwise have to provide further payments or benefits under this Agreement.

    11.  Non-Solicitation of Customers.  Employee agrees that for one year following Employee's Termination Date and during the Consulting Services Agreement, Employee shall not, directly or indirectly, in any capacity, solicit the business of any customer of Iomega except on behalf of Iomega, or attempt to induce any customer of Iomega to cease or reduce its business with Iomega; provided that following the termination of Employee's employment with Company he or she may solicit a customer of Iomega to purchase goods or services that do not compete directly or indirectly with those then offered by Iomega. Any breach of Employee's obligations under this paragraph shall, in addition to all other remedies available to Iomega, result in the immediate release of Iomega from any obligations it would otherwise have to provide further payments or benefits under this Agreement.

    12.  Non-Competition.  Employee acknowledges and agrees that in Employee's position at Iomega, Employee has had access to, knowledge of and use of Iomega's trade secrets, proprietary information, business operations, business know-how, employee information, and customer information. Employee acknowledges that such information is critical to the successful operation of Iomega's business, that it would be impossible for Employee to discard all knowledge of such information upon separation of employment with Iomega, and that it would be unfair to Iomega for such information to be used by Employee in a business that competes or attempts to compete with Iomega. Employee recognizes and agrees that Iomega fills a narrow, specific niche in the computer storage device industry. A limited number of entities located throughout the world compete worldwide with Iomega in the data storage device industry. As a result of this worldwide market, Employee agrees that this covenant not to compete extends worldwide and cannot be written more narrowly.

    Employee agrees that, during Employee's full-time employment with Iomega up to March 31, 2000, and until the termination of the Consulting Services Agreement, Employee will not directly or indirectly perform services for an entity, including Employee's self, which competes with Iomega. For the purposes of this section only and not for purposes of any antitrust related market definition or analysis, an entity (which includes but is not limited to a person, partnership, joint venture, or corporation) will be considered to compete with Iomega if such entity (or in the case of a multi-billion dollar, multi-division corporation, the division thereof for which services are proposed to be performed by Employee) or any of its affiliates engages directly or indirectly in the removable media storage device market segment as all or part of its business. Examples of such entities include: Castlewood, Imation, Sony, HP Storage Division, Seagate Removable Storage Division, and their affiliates. These examples are provided for illustration purposes and are not intended to be an all-inclusive list or to limit the preceding terms in any way. For the purposes of this Non-Competition Section, performing services shall include but not be limited to positions as employee, consultant, officer, joint venturer, owner in full or in part (excluding ownership consisting solely of not more than 1% of the outstanding stock of a publicly held company), partner, and director. Any breach of Employee's obligations under this paragraph shall, in addition to all other remedies available to Iomega, result in the immediate release of Iomega from any obligations it would otherwise have to provide further payments or benefits under this Agreement.

    13.  Remedies: No Implied Waivers.  The parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement by negotiation. If the dispute has not been resolved by negotiation within 30 days, the parties shall endeavor to resolve it by mediation. Unless the parties otherwise provide, the mediator shall be selected from the CPR Panels of Distinguished Neutrals. Any dispute which remains unresolved 30 days after appointment of a mediator shall be settled by arbitration by a sole arbitrator in accordance with the CPR Rules for Non-Administrated Arbitration, and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The reference in this Agreement to particular breaches resulting in an immediate release of Iomega from certain of its obligations shall not mean that other material breaches would not also create a right on the part of Iomega to discontinue all payments and benefits under this Agreement or to be relieved of other obligations. No delay or omission by either party in exercising any right under this Agreement will operate as a waiver of that or any other rights. A waiver or consent given by Iomega on one occasion is effective only in that instance and will not be construed as a bar or waiver of any right on any other occasion.

    14.  Specific Performance; Injunctive Relief.  The parties recognize that irreparable injury to Iomega will result from a material breach of the Assignment of Inventions, Non-Disclosure, Non-Disparagement, Non-Solicitation, or Non-Compete provisions in paragraphs 9, 10, 11, 12, 13 of this Agreement, and that monetary damages will be inadequate to rectify such injury. Accordingly, notwithstanding the dispute resolution provisions in the foregoing paragraph, Iomega shall be entitled to one or more preliminary or permanent orders: (i) restraining or enjoining any act which would constitute a material breach of paragraphs 9, 10, 11, 12, 13 of this Agreement, and (ii) compelling the performance of any obligation which, if not performed, would constitute a material breach of paragraphs 9, 10, 11, 12, 13 of this Agreement.

    15.  Parties Bear Own Costs.  As further mutual consideration for this Agreement, the parties agree that each party shall bear the cost of, and shall be responsible for, it's own attorneys' and accountants' fees and costs, if any, in connection with the negotiation and execution of this Agreement.

    16.  Agreement is Confidential.  Employee and the Company further agree that the terms and conditions of this Agreement are strictly confidential and shall not be discussed with, disclosed or revealed to any other persons, whether within or outside Iomega except officers and Board of Directors of Iomega, and except professional advisors with whom Employee may consult regarding this Agreement and Employee's immediate family members, unless disclosure is compelled by subpoena or other legal process. Any breach by Employee of this provision shall immediately release Iomega from any obligations it may have to provide further payments or benefits under this Agreement, except as may be required by applicable law.

    17.  Insider Status.  Following the full execution of this Agreement (i) Employee shall not be designated an executive officer insider under Iomega's insider trading policy, and (ii) Iomega shall promptly revise its designations of executive officers subject to Section 16 of the Securities Exchange Act of 1934 to delete any reference to Employee and take such further actions as may be required to give effect to this provision. Notwithstanding the foregoing, Employee shall, from and after full execution of this Agreement, assume full responsibility for compliance with all applicable obligations (including, but not limited to, all applicable reporting obligations) under the Securities Exchange Act of 1934, as amended, and all regulations thereunder, and any other applicable federal and state securities laws. SEC filings will still be made by Employee to the extent required by rules and regulations promulgated under the Securities Exchange Act of 1934.

    18.  Entire Agreement.  This Agreement constitutes the entire understanding of the parties with respect to the subject hereof. Employee warrants that he or she: (a) has read and fully understands this Agreement; (b) has had the opportunity to consult with legal counsel of his or her own choosing and have the terms of this Agreement fully explained; (c) is not executing this Agreement in reliance on any promises, representations or inducements other than those contained herein; and (d) is executing this Agreement voluntarily, knowingly and free of any duress or coercion.

    19.  Severability.  The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

    20.  Governing Law.  This Agreement shall be interpreted, construed and governed in accordance with the laws of the State of Delaware, without giving effect to the choice of law rules thereof.

    21.  Company's Successors.  Any successor to Iomega (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) or to all or substantially all of Iomega's business and/or assets shall assume the obligations of Iomega under this Agreement and agree expressly to perform Iomega's obligations under this Agreement in the same manner and to the same extent as Iomega would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to Iomega's business and/or assets which executes and delivers the assumption agreement described in this subsection or which becomes bound by the terms of this Agreement by operation of law.

    22.  Employee's Successors.  The terms of this Agreement and all rights of the Employee hereunder shall inure to the benefit of, and be enforceable by, the Employee's personal or legal representative, executors, administrators, successors, heirs, distributees, devisees and legatees.

    23.  Acceptance and Revocation.  Employee understands and agrees that Employee shall have twenty-one (21) days from Employee's receipt of this Agreement in which to consider it and review it with counsel of Employee's choosing. To effectively accept this Agreement, Employee must date, sign and return two originals of this Agreement to Iomega's Director of Human Resources, Mark James, 1821 West Iomega Way, Roy, Utah 84067. After signing this Agreement, Employee shall have seven (7) days within which to revoke this Agreement in its entirety. If Employee fails to sign this Agreement; if Employee revokes this Agreement; Employee will not be entitled to the Separation Pay nor other compensation set forth in paragraph 2 above, and this Agreement will be ineffective and void. In order to revoke this Agreement, Employee must deliver or cause to be delivered within the aforementioned seven (7) day period written notice of revocation to Iomega at the following address:

1821 West Iomega Way Roy, Utah 84067 Attn: Kevin O'Connor, Vice President, Human Resources

    In order to be effective, Employee's written notice of revocation must be received by Iomega at the above address no later than 5:00 p.m. on the seventh calendar day following the signing of this Agreement by Employee. If Employee does not revoke, the eighth (8th) day after Employee's acceptance shall be the "effective date" of this Agreement. EMPLOYEE SHALL NOT BE ENTITLED TO ANY BENEFITS UNDER THIS AGREEMENT UNLESS AND UNTIL THE AGREEMENT REVOCATION PERIOD HAS EXPIRED.

    I understand this document and have been given ample opportunity to consult with someone whose opinion I trust before signing it. By my signature, I agree to the terms set forth above.

Dated:	1-24-2000	/s/ Anton J. Radman Jr. Anton J. Radman
IOMEGA CORPORATION
Dated:	1-24-2000	By:	/s/ Kevin O'Connor Kevin O'Connor Vice President, Human Resources

QuickLinks

Separation and General Release Agreement